PROSPECTUS SUPPLEMENT NO. 2	Filed Pursuant to Rule 424(b)(3)
(To Prospectus Dated October 24, 2008)	Registration No. 333-153203

MAUI LAND & PINEAPPLE COMPANY, INC.

1,432,836 Shares of Common Stock

This prospectus supplement supplements information contained in that certain prospectus dated October 24, 2008 of Maui Land & Pineapple Company, Inc., or the Company, relating to the offer and sale from time to time of up to 1,432,836 shares of the Company’s common stock issuable upon conversion of senior secured convertible notes, or the convertible notes, held by certain selling stockholders named in the prospectus under the section entitled “Selling Stockholders.” This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The following amends and supplements the information set forth in the prospectus under the caption “Selling Stockholders” with respect to the selling stockholders named below and the respective shares of common stock beneficially owned by such selling stockholders, based on their ownership of the convertible notes, that may be offered pursuant to the prospectus:

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering

Highbridge International LLC (3)	286,567	286,567	0

Hayman Capital Master Fund LP (6)	89,552	89,552	0

(3)

Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of the securities held by Highbridge International LLC. On September 29, 2009, Highbridge International LLC assigned to Hayman Capital Master Fund LP an aggregate of $2,500,000 in principal amount of the convertible note issued by the Company to Highbridge International LLC on July 28, 2008 in the original principal amount of $10,500,000. After such assignment, Highbridge International LLC continues to hold $8,000,000 in principal amount of convertible notes.

(6)

Hayman Advisors, L.P. is the investment adviser to Hayman Capital Master Fund, L.P. and, through investment advisory contracts or otherwise, has voting control and investment discretion over the securities held by Hayman Capital Master Fund, L.P. and may be deemed to beneficially own such securities. Hayman Investments LLC is the general partner of Hayman Advisors and may be deemed to control Hayman Advisors and beneficially own securities owned by Hayman Advisors. J Kyle Bass controls Hayman Investments and may be deemed to beneficially own securities owned by Hayman Investments. Each of Hayman Advisors, Hayman Investments and Bass disclaims beneficial ownership of the securities held by Hayman Capital Master Fund, L.P. On September 29, 2009, Highbridge International LLC assigned to Hayman Capital Master Fund LP an aggregate of $2,500,000 in principal amount of the convertible note. See footnote 3 above.

All information in this prospectus supplement is as of October 19, 2009.

The date of this prospectus supplement is October 19, 2009.